SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 243rd

BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors - BoD met on October 18th, 2023, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the city of Curitiba, state of Paraná. Mr. Marcel Martins Malczewski, Chair of the Boad, invited me, Victória Baraldi Mendes Batista, to act as secretary in the meeting, and registered the presence of Mr. Daniel Pimentel Slaviero, CEO of the Company, and Board members Fernando Tadeu Perez, Jacildo Lara Martins, and Marcelo Souza Monteiro, over videoconference.

The Board of Directors resolved on the following matters, among other topics:

1.	Increase in the financial limit of the 2023 Voluntary Separation Program - Official Letter 032/2023: Ms. Ana Letícia Feller, Business Management Officer, and Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, presented the result of the stages of application and confirmation of applications to the unions relating to the 2023 Voluntary Separation Program - VSP, approved in Collective Bargaining Agreement - ACT 2022/2024, and established by Circular Letter 032/2023, of August 24, 2023. They clarified that the rules of the 2023 VSP provide for the stage of evaluation of the increase in the financial limit should applications exceed the previously established limit. Therefore, they informed that an evaluation of the possibility of increasing the financial limit was made, considering the sustainability of the business, future obligations and commitments, the guarantee of investments, and the control of the indebtedness level of the organization. In this context, they proposed increasing the financial limit to R$441 million, ultimately representing a total disbursement of R$610 million, including payments relating to the Severance Indemnity Fund - FGTS and post-employment benefits established under the program, covering the dismissal of 1,437 employees. They highlighted that this number of dismissals is in line with the minimum number of employees necessary to guarantee the Company’s operations (rightsizing) and the level of quality of services provided. Lastly, they stated that the proposal to increase the financial limit is supported by negotiations and the respective wording of ACT 2022/2024, in Official Letter 032/2023, which established the program, and applicable legislation, especially the Consolidation of Labor Laws - CLT, in addition to studies of operational capacity, finance and accounting aspects, and legal opinion on the topic. Then, the members of the People Committee - CDG, who stated that they analyzed the topic during their 2nd Meeting held on October 17, 2023, were listened. After analyzing the topic and in compliance with the available documentation, which is in the custody of the Corporate Governance Department, considering the favorable opinion given by the Executive Board of Copel (Holding Company), registered at the 2575th Meeting held on October 17, 2023, after listening to the People Committee, the Board of Directors, by a majority vote, after registering the dissenting vote cast by Board member Marcelo Souza Monteiro, approved the increase in the financial limit proposed for the 2023 Voluntary Separation Program - VSP, as was presented.-----------------------------------------

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

2.	UEGA’s potential divestment: Mr. Vicente Loiácono Neto, acting Business Development Officer, alongside the Executive Board, presented information on the potential divestment of Copel’s equity interest in UEG Araucária S.A. - UEGA. They also highlighted the outcome of the analysis of the Non-Binding Proposals - NBPs received during the process, as well as the planning for proceeding with the divestment in question. Then, the members of the Investment and Innovation Committee - CII, who stated that they analyzed the topic during their 41st Meeting held on October 16, 2023, were listened. Said Committee recommended its approval to the Board. After analyzing the topic and reviewing the available documentation, which is in the custody of the Corporate Governance Department, the necessary clarifications were provided and, considering the favorable recommendation issued by the Executive Board during its 2574th Meeting held on October 13, 2023, and after listening to the Investment and Innovation Committee, the Board of Directors unanimously approved the start of the binding phase and the evolution of the potential divestment of the equity interest held by Copel in UEG Araucária S.A. - UEGA. -------------------------------------------------------------------------------------------
3.	Copel’s potential divestment in Carbocampel: Mr. Vicente Loiácono Neto, acting Business Development Officer, alongside the Executive Board, presented information, analyses and the conditions for negotiations contained in the draft of the Agreement for the Purchase and Sale of Shares and Other Covenants - CCVA, referring to the opportunity to divest of the shares held by Copel in Carbocampel S.A. Then, the members of the Investment and Innovation Committee - CII, who stated that they analyzed the topic during their 41st Meeting held on October 16, 2023, were listened. Said Committee recommended its approval to the Board. After analyzing the topic and reviewing the available documentation, which is in the custody of the Corporate Governance Department, the necessary clarifications were provided and, considering the favorable recommendation issued by the Executive Board during its 2574th Meeting held on October 13, 2023, and after listening to the Investment and Innovation Committee, the Board of Directors unanimously approved the signing of the CCVA relating to the divestment of the shares held by Copel in Carbocampel S.A., by exercising the Tag-Along Right (“Tag-Along”), as provided for in the Shareholders’ Agreement.---------------------------------

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of confidentiality, in compliance with the head section of article 155 of Law 6,404/76, as they represent the Company’s internal interests, therefore lying outside the scope of the rule contained in paragraph 1 of article 142 of said Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; MARCO ANTÔNIO BARBOSA CÂNDIDO; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary to Copel’s Corporate Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 30, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.